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                             July 23, 2020

       Niccolo de Masi
       Chief Executive Officer
       dMY Technology Group, Inc. II
       1180 North Town Center Drive, Suite 100
       Las Vegas, NV 89144

                                                        Re: dMY Technology
Group, Inc. II
                                                            Registration
Statement on Form S-1
                                                            Filed June 26, 2020
                                                            File No. 333-239508

       Dear Mr. de Masi:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed June 26, 2020

       Prospectus Summary
       Overview, page 2

   1. We note the disclosure that you also intend to search for businesses at the forefront of
                                                        "disruptive
technologies that underpin the mobile app ecosystem." Please revise to describe the
"disruptive technologies" that you intend to focus on in connection with any initial business
combination.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Niccolo de Masi
dMY Technology Group, Inc. II
July 23, 2020
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact at John Cannarella, Staff Accountant, at (202) 551-3337, or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686, if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202)
551-8749, or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                            Sincerely,
FirstName LastNameNiccolo de Masi
                                                            Division of
Corporation Finance
Comapany NamedMY Technology Group, Inc. II
                                                            Office of Energy &
Transportation
July 23, 2020 Page 2
cc:       Daniel Nussen
FirstName LastName